EXHIBIT 2
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                                  WPP Group plc
                                  FORM OF PROXY

Before completing this form, please read the explanatory notes overleaf.

I/We want the following person (called the 'proxy') to vote on my/our behalf (The proxy need not be a member of the Company). (Please place a mark in one box only to indicate your choice.)

The Chairman of the meeting:     |_|    Please leave this box blank if you are
                                        selecting someone other than the
                                        Chairman

or

                                ------------------------------------------------
                                |                                              |
the following person:           |                                              |
                                ------------------------------------------------
                                Please leave this box blank if you have selected the Chairman. Do not inert your own name(s).


To attend and vote on my/our behalf at the adjourned Extraordinary General Meeting of WPP Group plc to be held 16 April 2004 and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolution proposed at the meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

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|                                       |               |                      |
|                                       |               |               /2004  |
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Signature (Please sign in the box above)                Date
Any one joint holder may sign

                                                                                                  Vote
                                                                                For             Withheld        Against
Ordinary Resolution To approve the adoption of the draft rules of the WPP       |_|                |_|             |_|
Group plc 2004 Leadership  Equity  Acquisition  Plan*
*Note that this proxy card  relates to the  resolution  proposed  to approve the draft rules as detailed in the document  posted to share owners on 22 March 2004 as amended  by the  modification  referred  to in the  document  posted to share owners on 2 April 2004

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                                  WPP Group plc Admittance Card


               Attendance at the WPP Group plc adjourned Extraordinary General Meeting on 16 April 2004 at 11.30 a.m. at The Savoy Hotel, The Strand, London WC2
               If you intend to be at the adjourned Extraordinary General Meeting, would you please sign this admittance card and present it at the registration point on arrival in order to assist admittance procedures. This card will be exchanged for a voting card. If you appoint a proxy it is not necessary to hand this card to your proxy.

               ------------------------------------          -------------------
               |                                  |          |                 |
               |                                  |          |          /2004  |
               ------------------------------------          -------------------
                Signature (Please sign in the box            Date
                above)


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
Notes for completion of proxy form

1 Please indicate by placing 'X' under the column "For" or the column "Against" or the column "Vote Withheld" how you wish your votes to be cast. On receipt of this form duly signed, but without any specific direction how you wish your vote to be cast, your proxy may vote or abstain, at his discretion. On any other business (including a motion to adjourn the meeting or to amend a resolution) the proxy will vote at his discretion.

2 The "Vote Withheld" option is provided to enable you to abstain on the resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" or "Against" the resolution.

3 In the case of joint share owners, the vote of the first named in the Register of the Company who tenders a vote; whether in person or by proxy, shall be accepted to the exclusion of the votes of the other owner(s).

4 In the case of a share owner which is a corporation, this form must be executed either under its common seal, or under the hand of an officer or attorney duly authorised in writing in that behalf.

5 To be valid, this form must be completed, signed, detached and deposited at the office of the Company's Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavillions, Bridgewater Road, Bristol BS99 3FA, not less than 24 hours before the time appointed for the meeting.

6 You are entitled to appoint one or more proxies of your choice who need not be share owners of the Company.

7 Completion and return of the form of proxy will not prevent you from attending and voting at the meeting instead of your proxy, if you so wish.


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